SCHEDULE  13D
                            Under the Securities Exchange Act of 1934
                      (Amendment No. _________)*

__________________           DETREX CORP__________________________________
                                                 (name of Issuer)

_________  _               _COMMON CAPITAL STOCK____________________________
                                         (Title of Class of Securities)

________________
250685104__________________________________
                                                   (CUSIP Number)

J.J. Denzler, Esq., 10 Washington Street, PO Box 905, Morristown, NJ  07963-0905
                          (973) 539-1000
__________________________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to
                                     Receive Notices and Communications)

                                          April 1, 1999
__________________________________________________________________________
                          (Date of Event which Requires Filing of this
Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
    Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be
"filed" for the purpose of Section 18 of the Securities Act of 1934 (`Act") or otherwise subject to the liabilities of that section of the Act but shall be to all other provisions off the Act (however, see the Notes).





CUSIP  No.250685104....................______________

         1.  Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons ( entities only).

         WR Investment Partners Small Cap Corp.  EIN  22-3612003
                 ....................................

        2. Check the Appropriate Box if a Member of a Group (see Instructions)
             (a)...................................

        (b)..X.................................

       3. SEC Use Only..............................

       4. Source of Funds (See Instructions)  WC....................

       5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ..

       6. Citizenship or Place of Organization.New Jersey.................

Number of            7. Sole Voting Power..  82,100  .................
Shares Bene-
ficially                  8. Shared Voting Power.......................
Owned by Each
Reporting             9. Sole Dispositive Power.82,100.............._______

                           10. Shared Dispositive Power.....................

        11.  Aggregate Amount Beneficially Owned by Each Reporting Person
82,100         ...

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)..

     13.  Percent of Class Represented by Amount in Row (11)..5.2%
 ........

     14.  Type of Reporting Person (See Instructions)
            ....CO..............................
            ....................................
            ....................................
            ....................................
            ....................................



Item 1.  Security and Issuer

    Common capital stock of  S8u

Item 2.  Identity and Background

          (a)  WR Investment Partners Small Cap Corp., incorporated in New
Jersey.

          (b)  P.O. Box 1975, 330 South Street,  Morristown, N.J.07962-1975.

          (c)  Its principal business is investments.

          (d)  No.

          (e)  No.

          (f)  United States.

Item 3. Source and Amount of Funds or Other Consideration

    Purchase on open market with cash from working capital and margin credit.

Item 4.  Purpose of Transaction

    Plans or proposals which the reporting person may have in connection with the acquisition of the securities of the issuer may include the following:

    (a) acquisition of additional securities of the issuer.


Item 5.  Interest in Securities of the Issuer

    (a) 82,100 shares.  5.2%

    (b) 82,100 shares.  100% vote and disposition.

    (c) Transactions on 15 days all by WR Investment Partners Small Cap Corp.

       1. 11/13/98;  5,000 shares @ 6.103 per share.

       2. 11/19/98;  2,000 shares @ 6.000 per share.

       3.   2/8/99;  20,000 shares @  6.500 per share

       4.  2/26/99;  1,000  shares @  6.514 per share.

       5.   3/1/99;   2,000  shares @  6.627 per share.

       6.   3/2/99;      600   shares @  6.675 per share.

       7    3/3/99;      400   shares @  6.706 per share.

   8.   3/4/99;    2,000   shares @ 6.585 per share

    "     ;    2,000    shares @ 6.583 per share.

    "     ;    2,000    shares @ 6.583 per share.

    "     ;    1,000    shares @ 6.583 per share.

    "     ;    2,000    shares @ 6.583 per share.

    "     ;    3,000    shares @ 6.583 per share.

   9.   3/8/99;      400    shares @ 6.706 per share.

  10.  3/16/99; 10,000  shares @ 6.375 per share.

  11.  3/23/99;   2,000  shares @ 6.375 per share.

    "       ;   2,000  shares @ 6.375 per share.

    "       ;      500  shares @ 6.375 per share.

  12.  3/24/99;      900 shares  @ 6.375 per share.

    "       ;      700 shares  @ 6.375 per share

"       ;      400 shares  @ 6.375 per share.

"       ;    1,000 shares @ 6.375 per share.

13.  3/31/99;    1,500 shares @ 6.3125 per share.

    "       ;        500 shares @ 6.3125 per share.

14.    4/1/99;    2,000 shares @  6.000 per share.

       "     ;    2,000 shares @ 6.000 per share.

                   "     ;    2,000 shares @ 6.250 per share.

            "     ;    2,000 shares @ 6.250 per share.

            "     ;    2,000 shares @ 6.125 per share.

            "     ;    2,000 shares @ 6.125 per share

   "      ;    2,000 shares @ 6.0625 per share.

       "      ;    2,000 shares @ 6.0625 per share .

       "      ;    2,000 shares @ 6.0625 per share.

  15.    4/5/99;         400 shares @ 6.125 per share.

               "    ;         800  shares @ 6.125 per share.

 All of the above purchases were made on the open market through a registered brokerage firm.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

    The information required by this Item 6 is set forth in detail in Exhibit 1 to this
SCHEDULE  13D.  That information is expressly incorporated by reference in this
Item 6.
Exhibit 1 is a two page document titled LETTER AGREEMENT BETWEEN E. BURKE
ROSS, JR. AND RUFUS M.G. WILLIAMS, JR.

Item 7.  Material to Be Filed as Exhibits

              Attached as Exhibit 1 is a copy of a February 23,1999 LETTER AGREEMENT
BETWEEN E. BURKE ROSS, JR. AND RUFUS M.G. WILLIAMS, JR.


                                                 EXHIBIT  1

                                      LETTER AGREEMENT
                                                 BETWEEN
                                        E. BURKE ROSS, JR.
                                                       AND
                                  RUFUS M.G. WILLIAMS, JR

                                          FEBRUARY 23, 1999

This is confirm the details of our Joint Venture ( the "J.V.") to accumulate stock in Detrex,
Inc.

1. Purpose. The purpose of the Detrex J.V. is to purchase up to 15% of outstanding stock in Detrex , Inc. as rapidly as possible.

               1a.   Vehicle.  The vehicle for the Detrex J.V.is WR Investment
Partners Small Cap Corp.
(the " Corp").

2. Acquiring Stock. Neither party will purchase stock in Detrex except through this vehicle.
Any purchase of Detrex stock is subject to prior written approval by both parties. Ann Sweeney, an officer of the Corp., may approve on behalf of E. Burke Ross, Jr.

    2a.   Stock already owned.  The 27,000 shares of Detrex stock already owned by the Corp
are included in the Detrex J.V. and are subject to the terms of this Letter Agreement.

    2b.   Selling Stock. If one party want to sell all or a portion of Detrex
J.V.'s holdings, the
other has right of first refusal to buy it outside of the Detrex J.V. The party wishing to sell must make an offer in writing to the other party, who has 24 hours to accept or or decline, and 3 business days thereafter to settle the transaction. Selling all of the Corp's holdings will cause the
Detrex J.V. to terminate.

3. Management. Rufus Williams oversees the Detrex J.V., manages the acquisition of stock, proposes the sale of stock or any other appropriate action. Rufus Williams receives a management override equal to 20% of net profits generated by the Detrex J.V.

4.   Capital Contributions
                   Rufus Williams                         $ 50,000
                   E. Burke Ross, Jr.                     $122,760.42

      All additional capital contributions will be made by E. Burke Ross, Jr.

5. Expenditures. The Corp will pay out-of-pocket expenses. Neither party will undertake expenditures in excess of $500 without the other party's prior written consent.. Out-of-pocket expenses will be deducted from gross proceeds before profits are allocated.

6. Profit and Loss Allocations. 80% of net profits will be allocated to the parties in proportion to their J.V. capital contributions. The remaining 20% will be allocated to the management override payable to Rufus Williams.

7. Termination of the Joint Venture. The Detrex J.V. will terminate upon the occurrence of
a)prior written notice by one party to the other of his desire to withdraw from the Joint Venture
(see point 2b above) or b) by mutual written consent to mutually agreed terms.

8. Death. Upon the death of either party, the executor or trustee(s) will continue the Detrex J.V.
under the same terms as indicated in this Letter Agreement.


Date:                                               Signed: s/Rufus M.G.
Williams, Jr.
                                                                     Rufus M.G.
Williams, Jr.


Date:                           Signed: s/E. Burke Ross, Jr______
                                                                      E. Burke
Ross, Jr.


Date:                                                Signed: s/Ann
Sweeney_________
                                         Ann Sweeney, Vice President
                                   WR Investment Partners Small Cap Corp.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


_____April       9  ,1999_______________________________________________________
Date
   s/Ann Sweeney
   _______________________________________________________________
Signature

_Ann Sweeney, Vice President, WR Investment Partners Small Cap Corp.
                     __
Name/Title